SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                20 November, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

  1. Transaction in Own Shares announcement made on 08 November 2006
  2. India licence and JV announcement made on 13 November 2006
  3. Broadband pricing announcement made on 13 November 2006
  4. Director/PDMR Shareholding announcement made on 14 November 2006
  5. Director/PDMR Shareholding announcement made on 14 November 2006
  6. Transaction in Own Shares announcement made on 14 November 2006
  7. Technical interest adjustment announcement made on 15 November 2006
  8. Transaction in Own Shares announcement made on 15 November 2006
  9. Transaction in Own Shares announcement made on 15 November 2006
 10. Offer for Plusnet details announcement made on 16 November 2006
 11. Transaction in Own Shares announcement made on 16 November 2006
 12. Transaction in Own Shares announcement made on 17 November 2006
 13. Cash offer for Plusnet plc announcement made on 17 November 2006

Enclosure 1


Wednesday 8 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its approved all-employee share schemes 36,859 ordinary shares at a maximum price of 173 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 326,114,221 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,314,208,427.

Enclosure 2

                                                               November 13, 2006

DC06-602

             BT applies for NLD & ILD licences in India to provide
                          end-to-end Managed Services

              Announces joint venture with Jubilant Enpro Pvt Ltd

New Delhi, 13 November 2006 -- BT today announced it has lodged applications with the Indian Department of Telecommunications for national long distance and international long distance licences. When granted, the licences will enable BT's newly-formed joint venture company, BT Telecom India Pvt. Ltd., to offer services for the first time directly to multisite corporate customers in the Indian market.

In addition, the company announced it has reached a joint venture agreement with Jubilant Enpro Pvt. Ltd., a New Delhi-based company engaged in the businesses of oil and gas, food and services. Jubilant Enpro is a member company of Jubilant Group, a business group having diverse business interests with Jubilant Organosys as the flagship company and which is a public limited company listed on the National Stock Exchange (NSE) and the Bombay Stock Exchange (BSE) in India.

Andy Green, CEO, BT Global Services, said: "India is one of the fastest growing markets for BT and our strategic partnership with Jubilant Enpro will strengthen our ICT deployment in India. With this alliance and under local licensing, customers can be assured of world class end-to-end global services."

BT's initial intention is to provide both domestic and international managed services to corporate customers who have sites in India. It will provide these companies with virtual private network-based (VPN) services using technologies such as ATM and internet protocol-based multi-protocol label switching (MPLS). Currently, BT assists its customers wanting connectivity to India through an arrangement it has with a local licensed operator.

Under the joint venture agreement, BT holds a 74 per cent interest while Jubilant Enpro holds 26 per cent.

Hari S. Bhartia, Co-Chairman and Managing Director, Jubilant Group, said: "We are delighted to partner with BT for this joint venture. As a company that has transformed into a global networked IT services company, BT offers the highest levels of customer service in terms not only of the success of its customer but also its commitment to compliance with the law. We strongly believe that this is the beginning of a long-standing relationship which will not only benefit Indian companies but also contribute to the further development of the country's telecoms industry."

With Indian headquarters located in New Delhi, BT has been present in India since 1987. It set up its first customer relationship management office in 2004, offering services through a fully licensed partner.

According to Green, BT has strong growth plans for its Indian operations, predicting that its revenues from India will be US$250 million by 2009. BT employs over 15,000 people in Asia Pacific (both directly and indirectly), of which the majority are based in India. BT is looking to increase its Indian employee strength by hiring an additional 6,000 people within the next two years.

Andy Green added: "Establishing and managing our own operations in India is a landmark development. With these licences and planned investment, we will be able to provide the same high levels of services in Bangalore as we do in Boston, and in Mumbai as we do in Madrid. This will allow our India customers access to a BT managed network which is connected to BT's comprehensive global network across Asia Pacific, Europe and North America."

In the past three years, BT in Asia Pacific has invested more than US$100 million in rebuilding its regional network. Most recently in February 2006, BT announced a US$21 million investment in a global IP-based voice platform which will see the current legacy TDM network replaced by an MPLS-based network across over 30 countries worldwide. BT has plans to invest a significant portion of this in India.

In January 2005, BT set up a regional Customer Management Centre in collaboration with Infosys in Pune, India to focus on the quality and performance of BT's services to customers. The centre handles the majority of BT's customer service activities for multinational customers in the Asia Pacific region.

BT Telecom India Pvt. Ltd. is a subsidiary of BT plc, a global leader in networked IT services with revenues of $30 billion and a customer base of over 20 million. BT is contributing approximately US$1.6 million in cash for its 74 per cent stake in BT Telecom India.

- end -


About Jubilant Enpro Pvt Ltd

Jubilant Enpro Pvt. Ltd. is a member company of Jubilant Group, a business group having diverse interests in four sectors: (1) Pharmaceuticals, Life Sciences & Specialty Chemicals; (2) Food Services & Food Retail; (3) Oil & Gas; and (4) Trading & Services. A shared vision and common value bind them together.

Over the years, Jubilant Group has created globally sustainable businesses and an international presence in the pharmaceutical and chemicals sector. The group is also expanding substantially in the Contract Research & other services which relate to Pharmaceutical and Bio-technology. Jubilant Group has customers across 60 countries, believes in building partnership to create value and continues to put large investments in research & development.

Jubilant Group's revenue was US$ 700 million in the financial year 2005-06.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt. BT images are available for download via the image library at www.vismedia.co.uk

                                      ***


For further information, please contact:

David Clarke
Corporate & Media Relations, Asia Pacific
Tel: +852 2532 3652
Email: david.r.clarke@bt.com

Shalini Singh, Corporate & Media Relations Manager, India
Tel: +91 42119900; Fax: +91 42119901
Email: shalini.1.singh@bt.com

Enclosure 3

DC06-604 13 November, 2006


                  BT OUTLINES NEW WHOLESALE BROADBAND PRICING

BT today revealed how it plans to reduce its wholesale broadband pricing once 1.5m lines have been unbundled. 1 The indicative prices are aimed at offering service providers a cost effective alternative to Local Loop Unbundling (LLU).

The new pricing structure 2 is intended to come into effect from May 2007 - at which point BT believes the UK will have achieved 1.5 million LLU lines - and will be implemented in two stages. The unveiling of the proposals will enable service providers to plan ahead.

From May 2007, service providers will see the rental charge for the most highly used wholesale broadband product - BT IPstream - reduced by 9 per cent, with the price coming down from GBP8.40 per line per month to GBP7.63. This price is expected to be reduced further in the second round of changes planned for January 2008.

There will also be further savings for service providers at high density exchanges. The current rebate scheme that applies at 561 of these exchanges is set to be revised to cover 1,016 exchanges. The level of this rebate is also set to increase from GBP1.10 to GBP1.24 from May 2007. The rebate reflects the lower cost of providing broadband in these areas.

The increase in the rebate - combined with the lower rental price - will reduce the net monthly rental price (i.e. rental less rebate) in these exchanges from GBP7.30 to GBP6.39. This is a reduction of 12.5 per cent. Further increases to the rebate are also planned from January 2008.

Cameron Rejali, BT Wholesale managing director for products and strategy, said:
"These pricing proposals will help our ISP customers develop their business plans and compete effectively in the broadband market. The proposed prices better reflect the economies of scale and input costs we face, meaning we can deliver lower average costs to ISPs. The industry has been waiting to hear how we will enable them to compete with the local loop unbundlers and so these proposals should allow them to plan ahead."

Service providers choosing the BT Datastream product - a simpler service than that provided by the BT IPstream product - are also set to benefit from the revised rebate scheme. The existing rebate of GBP1.15 for connections to the current 561 exchanges will be extended to the 1,016 designated exchanges. This will effectively reduce the rental charge per end user from GBP7.05 to GBP5.90 in those areas from May 2007.

BT Wholesale has started to purchase the LLU product and will consequently be charged for the provision and cessation of a line from Openreach. From May 2007, BT Wholesale intends to reflect these charges through connection and cessation charges for its service provider customers. As a result, the connection charge for BT IPstream and BT Datastream products will come down from GBP40 (ex VAT) to GBP34.86 (ex VAT) reflecting the charges from Openreach.

A cessation charge is also set to be introduced where service providers order the termination of service on an end user's line. This charge of GBP33.75 (ex
VAT) reflects the input costs from Openreach. The cessation charge will not apply when a consumer wants to move from one service provider to another and both service providers use the MAC process. BT's aim is to encourage more service providers to participate in the MAC process, which is designed to make it simpler for consumers to move from one service provider to another. The cessation charge will also not apply where there are bulk migrations to LLU.

Finally, BT Wholesale also confirmed today it intends to trial Wholesale Broadband Connect in selected exchanges across the UK from Summer 2007. This is a new next generation broadband service created using 21CN. Using ADSL and ADSL2+ technology, it will provide national connectivity enabling communications providers to connect their broadband and data customers to their own networks and services efficiently and cost effectively. With planned speeds of up to 24 Mbit/s, BT Wholesale Broadband Connect is set to be available to almost half the UK from early 2008, with nationwide coverage linked to the rollout of 21CN.


Note: Prices are subject to BT's ongoing legal and regulatory obligations and commitments and are indicative and could be subject to change prior to formal pricing notification.


                                     -ends-

..


Inquiries about this news release should be made to Gemma Thomas or Anna Easton in the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the
 UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:
                         http://www.bt.com/newscentre.





About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


--------------------------

 1 Under the Telecommunications Strategic Review, BT made a commitment that it would not lower the prices of its wholesale broadband offerings until the UK achieved 1.5 million LLU lines.

 2 The pricing proposals are in line with additional commitments made to Ofcom to ensure pricing stability in the broadband marketplace.

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

NOTIFICATION IN RESPECT OF VESTING OF AN AWARD OF 276,456 SHARES UNDER THE BT GROUP RETENTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

276,456 SHARES UNDER THE BT GROUP RETENTION SHARE PLAN

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

113,575 SHARES AT GBP2.795001

109,000 SHARES AT GBP2.795

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.795001 PER SHARE AND GBP2.795 PER SHARE

14. Date and place of transaction

14.11.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON


a. 349,901 ORDINARY SHARES - PERSONAL HOLDING

b. ,658,626 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARDS

c. 282,239 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN- CONTINGENT AWARDS


d. 276,456 ORDINARY SHARES UNDER THE BT GROUP RETENTION SHARE PLAN- CONTINGENT AWARD


e. AN OPTION OVER 7,290 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 1,629,865 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN



16. Date issuer informed of transactions

14.11.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSON HAS A TECHNICAL INTEREST, AS AT 14 NOVEMBER 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,851,500 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 13,798 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

14.11.06

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Adjustment in technical interest of the above directors following the vesting of 276,456 shares to a participant in the BT Group Retention Share Plan.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

Adjustment in technical interest of the above directors following the vesting of 276,456 shares to a participant in the BT Group Retention Share Plan.


9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.795001

14. Date and place of transaction

141106 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

141106

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 14 NOVEMBER 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,851,500 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7,727 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

14.11.06

Enclosure 6

Tuesday 14 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 278.683 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 328,614,221 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,311,708,427.

Enclosure 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 2,897 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 2,897 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

151106 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

151106

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 NOVEMBER 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,851,500 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 16,695 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15.11.06

Enclosure 8

Wednesday 15 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employee share schemes 557,159 ordinary shares at a maximum price of 263 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 328,057,062 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,312,265,586.

Enclosure 9

Wednesday 15 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 280.325 pence per share.
The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 329,057,062 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,311,265,586.

Enclosure 10

Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such other jurisdiction.

ANNOUNCEMENT
FOR IMMEDIATE RELEASE


16 November 2006


RECOMMENDED CASH OFFER FOR PLUSNET PLC ("PLUSNET") BY BRITISH
TELECOMMUNICATIONS PLC ("BT"), A SUBSIDIARY OF BT GROUP PLC


Summary


The boards of BT and PlusNet are pleased to announce the terms of a recommended cash offer by BT for the whole of the issued and to be issued share capital of PlusNet. BT is a wholly-owned subsidiary of BT Group plc.


- Under the terms of the Offer, PlusNet Shareholders will receive, for each PlusNet Share held, 210 pence in cash.



- The Offer values the entire issued and to be issued share capital of PlusNet at approximately GBP66.7 million.



- The Offer represents a premium of approximately 17 per cent. to the Closing Price of 179.5 pence per PlusNet Share on 11 October 2006, being the last Business Day prior to the announcement by PlusNet on 12 October 2006 of the receipt of a preliminary approach that may or may not lead to an offer being made for PlusNet.



- Furthermore, the Offer represents a premium of approximately 65 per cent. to 127 pence and approximately 47 per cent. to 143 pence, being the average Closing Prices of PlusNet Shares in the periods of, respectively, three months and one month immediately preceding the announcement by PlusNet on 12 October 2006 referred to above.



- The PlusNet Directors, who have been so advised by Bridgewell, unanimously consider the terms of the Offer to be fair and reasonable. In providing advice to the PlusNet Directors, Bridgewell has taken into account the commercial assessments of the PlusNet Directors.


- The PlusNet Directors have voted unanimously to recommend the Offer when it is made and have irrevocably undertaken to BT to accept the Offer in respect of their entire beneficial holdings of PlusNet Shares, which amount, in aggregate, to 1,688,691 PlusNet Shares, representing approximately 5.7 per cent. of the existing issued share capital of PlusNet. The terms of these undertakings are summarised in this Announcement.


- In addition, BT has received irrevocable undertakings from certain other PlusNet Shareholders to accept the Offer in respect of a total of 3,803,817 PlusNet Shares, representing approximately 12.8 per cent. of the existing issued share capital of PlusNet. The terms of these undertakings are summarised in this Announcement.


- Separately, a letter of intent has been received from a PlusNet Shareholder to accept the Offer in respect of 2,015,000 PlusNet Shares, representing approximately 6.8 per cent. of the existing issued share capital of PlusNet. The terms of this letter are summarised in this Announcement.


- BT has therefore received irrevocable undertakings and a letter of intent to accept the Offer in respect of 7,507,508 PlusNet Shares in aggregate, representing approximately 25.2 per cent. of the existing issued share capital of PlusNet.


- Rothschild is acting as sole financial adviser to BT in connection with the Offer. Bridgewell is acting as sole financial adviser to PlusNet in connection with the Offer.


Commenting on the Offer, Lee Strafford, Chief Executive Officer of
PlusNet, said:

"I am pleased to announce BT's offer this morning. Whilst the PlusNet Directors continue to believe that PlusNet is a high quality business, our sector is consolidating and there are considerable benefits to PlusNet in becoming part of BT. BT recognises the importance of retaining PlusNet's identity and culture and I believe this will give rise to exciting opportunities for PlusNet, our customers and our employees."


BT Retail chief executive, Ian Livingston, said:

"This offer makes great sense for BT. We already provide the UK's most popular and best-performing ADSL broadband service and this acquisition will ensure that even more people can enjoy our market-leading services. PlusNet's customers and employees will benefit from the combination of PlusNet's excellent platform and access to BT's resources and technology development."


This summary should be read in conjunction with the full text of the following Announcement and the Appendices to it and with the full further terms and conditions of the Offer to be set out in the Offer Document and, in respect of PlusNet Shares in certificated form, the Form of Acceptance. Appendix I sets out the conditions of and certain further information about the Offer. Appendix II contains source notes relating to certain information contained in this Announcement. Certain terms used in this Announcement are defined in Appendix III.

Enquiries:


BT                                             Tel: +44 (0) 20 7356 5000
Paul Ringham

Rothschild                                     Tel: +44 (0) 20 7280 5000
(Financial adviser to BT)
Warner Mandel
Chris M Brooks

PlusNet                                        Tel: +44 (0) 114 220 0012
Lee Strafford
Neil Comer

Bridgewell                                     Tel: +44 (0) 20 7003 3000
(Financial adviser and stockbroker to
PlusNet)
Shaun Dobson
Xavier de Mol

Smithfield                                     Tel: +44 (0) 207 903 0676
(Public relations adviser to PlusNet)
Sara Musgrave

Terms used in this summary shall have the meaning given to them in the full Announcement.


Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BT and no-one else in connection with the Offer and will not be responsible to anyone other than BT for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.


Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for PlusNet and no-one else in connection with the Offer and will not be responsible to anyone other than PlusNet for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.


This Announcement is not intended to and does not constitute, or form any part of, an offer or an invitation to purchase or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely through the Offer Document, an advertisement to be placed in a national newspaper in the UK and the Form of Acceptance. BT intends to dispatch such documents to PlusNet Shareholders (and, for information only, to PlusNet Optionholders) and place such advertisement shortly. The Offer Document and the Form of Acceptance will together contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to overseas persons. Overseas persons, or persons who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable legal and regulatory requirements. The Offer Document will be available for public inspection in the United Kingdom.


Unless otherwise determined by BT, the Offer will not be made, directly or indirectly, in or into the United States or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile, internet, email or other electronic transmission, telex or telephone) of inter-state or foreign commerce of, or any facility of a national, state or other securities exchange of, the United States, nor will it be made directly or indirectly in or into Canada, Japan or any Prohibited Jurisdiction, and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Japan or any Prohibited Jurisdiction. Accordingly, copies of this Announcement are not being, will not be and must not be, directly or indirectly, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction, and persons receiving this Announcement (including, without limitation, custodians, nominees and trustees) must not mail, forward, distribute or send it in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Any persons (including custodians, nominees and trustees) who are overseas persons or who would, or otherwise intend to, mail or otherwise forward, transmit, distribute or send this Announcement, the Offer Document, the Form of Acceptance or any related document outside the United Kingdom or to any overseas person should seek appropriate advice before doing so. Further details in relation to Overseas PlusNet Shareholders will be contained in the Offer Document.


Cautionary statement regarding forward-looking statements


This Announcement contains statements about BT and PlusNet (and their respective groups and/or subsidiary undertakings) that are or may be forward-looking statements. All statements other than statements of historical facts included in this Announcement may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of BT's or PlusNet's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on BT's or PlusNet's business. These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of BT or of PlusNet. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on any forward-looking statement, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to BT, PlusNet or any members of their respective groups or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in this document are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements.


Dealing disclosure requirements


Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of PlusNet, all 'dealings' in any 'relevant securities' of PlusNet (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptance, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of PlusNet they will be deemed to be a single person for the purpose of Rule 8.3 of the City Code.


Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of PlusNet by BT or PlusNet or by any of their respective 'associates' must be disclosed by no later than noon (London time) on the London business day following the date of the relevant transaction.


A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.


'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.


Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8 of the City Code, you should consult the Panel.


Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such other jurisdiction.

ANNOUNCEMENT

FOR IMMEDIATE RELEASE


16 November 2006


RECOMMENDED CASH OFFER FOR PLUSNET PLC ("PLUSNET") BY BRITISH
TELECOMMUNICATIONS PLC ("BT"), A SUBSIDIARY OF BT GROUP PLC

1. Introduction


The boards of BT and PlusNet are pleased to announce the terms of a recommended cash offer by BT for the whole of the issued and to be issued share capital of PlusNet. BT is a wholly-owned subsidiary of BT Group plc.


The Offer values each PlusNet Share at 210 pence and the entire issued and to be issued share capital of PlusNet at approximately GBP66.7 million.


2. Recommendation


The PlusNet Directors, who have been so advised by Bridgewell, unanimously consider the terms of the Offer to be fair and reasonable. In providing advice on the Offer to the PlusNet Directors, Bridgewell has taken into account the commercial assessments of the PlusNet
Directors.


Accordingly, the PlusNet Directors have voted unanimously to recommend that PlusNet Shareholders accept the Offer when it is made and have irrevocably undertaken to BT to accept the Offer in respect of their entire beneficial holdings of PlusNet Shares, which amount, in aggregate, to 1,688,691 PlusNet Shares, representing approximately 5.7 per cent. of the existing issued share capital of PlusNet. Further details of these undertakings are set out in paragraph 12 of this Announcement. These undertakings will continue to be binding if any higher competing offer is made for PlusNet.


BT has received further irrevocable undertakings to accept the Offer in respect of 3,803,817 PlusNet Shares in aggregate, representing approximately 12.8 per cent. of the existing issued share capital of PlusNet. In addition, BT has received a letter of intent to accept the Offer in respect of 2,015,000 PlusNet Shares, representing approximately 6.8 per cent. of the existing issued share capital of PlusNet. Further details of these undertakings and the letter of intent are set out in paragraph 12 of this Announcement.


3. Summary of the Offer


Under the Offer, which will be subject to the conditions and further terms set out in Appendix I to this Announcement and to be set out in the Offer Document and, in respect of PlusNet Shares in certificated form, the Form of Acceptance, PlusNet Shareholders will receive:


                210 pence in cash for each PlusNet Share


The Offer values the entire issued and to be issued share capital of PlusNet at approximately GBP66.7 million.


The Offer represents a premium of approximately 17 per cent. to the Closing Price of 179.5 pence per PlusNet Share on 11 October 2006, being the last Business Day prior to the announcement by PlusNet on 12 October 2006 of the receipt of a preliminary approach that may or may not lead to an offer being made for PlusNet.


Furthermore, the Offer represents a premium of approximately 65 per cent. to 127 pence and approximately 47 per cent. to 143 pence, being the average Closing Prices of PlusNet Shares in the periods of, respectively, three months and one month immediately preceding the announcement by PlusNet on 12 October 2006 referred to above.


PlusNet Shares will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights attaching thereto, including, without limitation, the right to receive all dividends and other distributions (if any) announced, declared, made or paid thereafter.

4. Background to and reasons for the Offer


BT considers that PlusNet has established a successful ISP business focusing on the discerning broadband user. Furthermore, PlusNet benefits from an industry leading internet based service platform (Workplace).


BT intends to continue to leverage and develop PlusNet's Workplace platform and has no immediate plans to integrate PlusNet into existing BT services, maintaining its focus on the internet serviced, discerning user, at competitive broadband rates. BT believes that, by combining this platform with its existing resources and expertise within BT Retail, the customer experience will be enhanced.


The Offer will allow PlusNet Shareholders to realise their investment in PlusNet Shares at a significant premium to the average Closing Price of PlusNet Shares in the three months immediately preceding the announcement by PlusNet on 12 October 2006 of the receipt of a preliminary approach, at a level which BT and the PlusNet Board believe is unlikely to be achieved by PlusNet Shareholders in the near to medium term.

5. Background to and reasons for recommending the Offer


The PlusNet Directors believe that the terms of the Offer represent an opportunity for PlusNet Shareholders to realise their investment for cash, providing certainty of value in a turbulent market environment.


PlusNet is a successful ISP focusing on the discerning broadband user. Workplace, its internet based service platform, drives competitive advantage through efficient management of wholesale networks and low back office costs.


The PlusNet Directors consider that it is important that an approach for the business should deliver a good return for shareholders whilst ensuring an enhanced strategy for PlusNet's business. Due to the nature of PlusNet's business and its key relationships with customers and employees, in evaluating the Offer, the PlusNet Directors have given due consideration to BT's intention to maintain and develop those relationships.


   -The PlusNet Directors believe that, during 2006, the UK broadband sector has been impacted by the following factors:

-increased competition as new entrants and existing broadband providers have announced plans to bundle broadband with other services, such as fixed line voice, mobile telephony and content;

-underlying infrastructure changes, including the launch of BT Openreach and the associated systems and process changes, the emergence of LLU and the roll-out of faster broadband connection speed; and

-possible changes in wholesale broadband pricing.


Due to PlusNet's focus on the discerning broadband user and its low cost Workplace platform, PlusNet continued to operate profitably in the six months to 30 June 2006 notwithstanding a period of uncertainty in the broadband sector.

On 1 August 2006, PlusNet announced an increase in turnover to GBP22.5 million (2005: GBP16.4 million) and profit before tax of GBP3.0 million (2005: GBP2.3 million) for the six month period to 30 June 2006. However, the PlusNet Directors also reported that the recent turbulence and technological changes in the broadband sector had adversely affected customer acquisition rates. PlusNet's customer base grew from 176,000 to 198,000 in the six months to 30 June 2006, in line with the first half of 2005. The PlusNet Board was disappointed with this growth rate, which slowed between the first and second quarters of 2006 and was below expectations.

On 13 November 2006, BT announced reductions in its wholesale broadband pricing which will come into effect in phases. In May 2007, the rental end user charge for BT's IP stream is expected to be reduced by approximately 9 per cent., followed by a further reduction in January 2008. Whilst this change in wholesale pricing represents a positive development for PlusNet, the PlusNet Directors believe that the proposed timing and extent of the May 2007 pricing change is unlikely to have a material impact on PlusNet's financial performance.

Whilst the PlusNet Directors believe that PlusNet's focus on the discerning broadband user and its industry leading internet based service platform, Workplace, will allow PlusNet to increase its customer base in the long term, the PlusNet Directors also believe that ongoing turbulence and the technology changes experienced in the broadband sector this year will continue to affect the broadband sector, hence providing limited visibility as to future trends in PlusNet's customer acquisition rate.


The PlusNet Directors believe that PlusNet has positive long-term prospects as an independent company. However, the PlusNet Directors believe that the cash Offer from BT provides immediate certainty of value to PlusNet Shareholders at a level which is unlikely to be achieved by PlusNet Shareholders during the period of ongoing turbulence in the broadband sector, which the PlusNet Directors believe will continue for an uncertain period of time.

6. Information on PlusNet


PlusNet is a successful ISP business. PlusNet's strategy relies on the provision of services for discerning users, using Workplace, a scalable and flexible platform, to offer existing and new products and services at low cost, and on sourcing broadband connections from BT as well as other suppliers. As at 30 June 2006, PlusNet had 198,000 broadband customers.

For the year ended 31 December 2005, PlusNet reported consolidated turnover of GBP35.2 million (2004: GBP27.8 million) and consolidated profit before tax of GBP4.5 million (2004: GBP1.8 million).


7. Current trading and prospects


On 1 August 2006, PlusNet issued its interim results for the 6 month period ended 30 June 2006.

Since 30 June 2006, as a consequence of operational problems in connection with the roll-out of 8MB services, PlusNet's customer acquisition rate has been slower than anticipated, resulting in customer numbers as at 30 September 2006 being at a similar level to those announced at the time of PlusNet's interim results. The operational problems in connection with the 8MB roll-out have now been substantially resolved.

As stated at the time of PlusNet's interim results for the 6 month period ended 30 June 2006 and in paragraph 5 of this Announcement, the PlusNet Board believes that, despite long term positive prospects for PlusNet, recent turbulence and technological changes will continue to affect the PlusNet Group in the short term, hence providing limited visibility as to future trends in PlusNet's customer acquisition.

8. Information on the BT Group and BT


The BT Group is one of the world's leading providers of communications solutions, serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services and higher-value broadband and internet products and services. In the UK, the BT Group serves more than 20 million business and residential customers with more than 30 million exchange lines, as well as providing network services to other licensed operators.


BT is a wholly-owned subsidiary of BT Group plc.


9. Financing for the Offer


The consideration payable under the Offer will be funded using BT's existing cash resources. Rothschild is satisfied that the necessary financial resources are available to BT to enable it to satisfy in full the consideration payable by BT as a result of full acceptance of the Offer.


10. Management, employees and location


The BT Board has given assurances to the PlusNet Directors that, on the Offer becoming or being declared wholly unconditional, the existing contractual employment rights of all management and employees of PlusNet will be honoured and pension obligations complied with.


As noted above, BT intends to keep the PlusNet Workplace platform separate and has no immediate plans to integrate PlusNet into existing BT services, maintaining its focus on the internet serviced, discerning user, at competitive broadband rates. BT recognises that the PlusNet management team and employees have been key to the success of PlusNet to date. BT intends to retain the management and employees in order to continue the development and success of PlusNet's business.


BT's immediate plans are to continue to operate PlusNet as a separate entity within the BT Group from its Sheffield offices. It is of great importance to BT to retain PlusNet's distinct identity and culture and for it to continue to trade under the PlusNet brand.


Immediately following the Offer becoming or being declared wholly unconditional, BT intends to appoint new directors to the PlusNet Board and procure that PlusNet conforms to the BT Group's corporate governance guidelines. It is expected that the existing non-executive PlusNet Directors will resign from the PlusNet Board to accommodate the new appointments.


11. PlusNet Share Option Schemes


The Offer will extend to any PlusNet Shares which are unconditionally allotted or issued fully paid (or credited as fully paid) prior to the date on which the Offer ceases to be open for acceptance (or before such earlier time as BT may decide in accordance with the terms and conditions of the Offer), including any such shares unconditionally allotted or issued pursuant to the exercise of options under the PlusNet Share Option Schemes.

To the extent that options remain unexercised at the time the Offer becomes or is declared unconditional in all respects, appropriate proposals will be made to the PlusNet Optionholders in connection with the Offer. Details of the proposals will be set out in a letter to PlusNet Optionholders which will be sent in due course.

12. Irrevocable undertakings

BT has received irrevocable undertakings and a letter of intent to accept the Offer in respect of a total of 7,507,508 PlusNet Shares, representing approximately 25.2 per cent. of the existing issued share capital of PlusNet. This is made up as follows:


        (a) Kevin Adams has irrevocably undertaken to accept the Offer in respect of an aggregate of 37,200 PlusNet Shares in which he is interested, representing approximately 0.1 per cent. of the existing issued share capital of PlusNet. This undertaking will continue to be binding if a higher competing offer is made;


        (b) Lee Strafford has irrevocably undertaken to accept the Offer in respect of an aggregate of 1,528,432 PlusNet Shares in which he is interested, representing approximately 5.1 per cent. of the existing issued share capital of PlusNet. This undertaking will continue to be binding if a higher competing offer is made;


        (c) Neil Comer has irrevocably undertaken to accept the Offer in respect of an aggregate of 94,099 PlusNet Shares in which he is interested, representing approximately 0.3 per cent. of the existing issued share capital of PlusNet. This undertaking will continue to be binding if a higher competing offer is made;


        (d) Michael Sherwin has irrevocably undertaken to accept the Offer in respect of an aggregate of 22,704 PlusNet Shares in which he is interested, representing approximately 0.1 per cent. of the existing issued share capital of PlusNet. This undertaking will continue to be binding if a higher competing offer is made;


        (e) Robert Moya has irrevocably undertaken to accept the Offer in respect of an aggregate of 6,256 PlusNet Shares in which he is interested, representing approximately 0.02 per cent. of the existing issued share capital of PlusNet. This undertaking will continue to be binding if a higher competing offer is made;


        (f) Montanaro Investment Managers Ltd has irrevocably undertaken to accept the Offer in respect of 1,371,000 PlusNet Shares over which it has discretionary control, representing approximately
        4.6 per cent. of the existing issued share capital of PlusNet. This undertaking will cease to be binding if a competing offer is made for PlusNet which represents a value of not less than the sum which is 110 per cent. of the value per PlusNet Share under the Offer;


        (g) Cazenove Capital Management Limited has irrevocably undertaken to accept the Offer in respect of 2,432,817 PlusNet Shares over which it has discretionary control, representing approximately 8.2 per cent. of the existing issued share capital of PlusNet. This undertaking will cease to be binding if a competing offer is made for PlusNet which represents a value of not less than the value per PlusNet Share under the Offer; and


        (h) AXA Framlington Investment Management Limited intends to accept the Offer in respect of 2,015,000 PlusNet Shares over which it has discretionary control, representing approximately
        6.8 per cent. of the existing issued share capital of PlusNet. This intention is likely to change if a competing offer is made for PlusNet which represents a value of not less than the sum which is 105 per cent. of the value per PlusNet Share under the Offer or if the Offer is referred to the Office of Fair Trading.


13. Disclosure of interests in PlusNet


Neither BT nor any BT Director nor his family has an interest in, or has any right to subscribe for, any relevant securities of PlusNet, nor are they party to any short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant securities of PlusNet, including short positions under derivatives, agreements to sell or any delivery obligations or rights to require another person to take delivery.


Neither BT nor any BT Director has borrowed or lent any relevant securities of PlusNet. Nor does any such person have any arrangement in relation to relevant securities of PlusNet. For these purposes, "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities of PlusNet which may be an inducement to deal or refrain from dealing in such securities.


14. Compulsory acquisition and cancellation of trading


Following the Offer becoming or being declared unconditional in all respects, BT intends, as soon as practicable and in accordance with the AIM Rules, to procure the making of an application by PlusNet to the London Stock Exchange for the cancellation of the admission to trading of PlusNet Shares on AIM and also intends that PlusNet will be re-registered as a private company. It is anticipated that such cancellation of admission to trading will take effect no earlier than twenty Business Days after the date on which the Offer becomes or is declared unconditional in all respects. The cancellation of the admission of PlusNet Shares to trading on AIM will significantly reduce the liquidity and marketability of any PlusNet Shares not assented to the Offer and their value may be affected in consequence.

BT also intends, assuming that it receives sufficient acceptances under the Offer to entitle it to do so, to use the procedures set out in sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily, on the same terms as the Offer, any outstanding PlusNet Shares in respect of which the Offer has not been accepted.


15. Inducement fee


In consideration of, and as an inducement to, BT continuing its discussions with PlusNet with a view to making the Offer, PlusNet has agreed to pay BT an inducement fee equal to one per cent. of the Offer Value (plus value added tax thereon to the extent that it is recoverable by PlusNet). It is payable only if, following the making of this Announcement by BT:

(a) (i) any director of PlusNet:

(a) withdraws or qualifies his recommendation of the Offer; or

(b) modifies it in a manner which is adverse to BT or which reduces the likelihood of the Offer becoming wholly unconditional; and

(ii) subsequently the Offer lapses or is withdrawn in accordance with its terms in relation to the non-fulfilment of the condition requiring a minimum of 90% acceptances of the Offer, whether or not the Offer also lapses or is withdrawn in relation to the non-fulfilment of any other condition; or

(b) during the period before the Offer becomes or is declared wholly unconditional or lapses or is withdrawn, either:

(i) a public announcement is made in respect of an actual or contemplated Competing Offer and the Offer subsequently lapses or is withdrawn in accordance with its terms in relation to the non-fulfilment of the condition requiring a minimum of 90% acceptances of the Offer, whether or not the Offer also lapses or is withdrawn in relation to the non-fulfilment of any other condition; or

(ii) any other Substantial Transaction is publicly announced and the Offer subsequently lapses or is withdrawn in accordance with its terms in relation to the non-fulfilment of the condition requiring a minimum of 90% acceptances of the Offer, whether or not the Offer also lapses or is withdrawn in relation to the non-fulfilment of any other condition.

Nothing in the inducement fee agreement obliges PlusNet to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the City Code.

16. Other


The BT Directors accept responsibility for the information contained in this Announcement other than information relating to PlusNet, the PlusNet Group, the PlusNet Directors and members of their immediate families and persons connected with them (within the meaning of section 346 of the Companies Act) and other than the opinion of Bridgewell contained in paragraph 2 of this Announcement. To the best of the knowledge and belief of the BT Directors (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The PlusNet Directors accept responsibility for the information contained in this Announcement relating to PlusNet, the PlusNet Group, the PlusNet Directors and members of their immediate families and persons connected with them (within the meaning of section 346 of the Companies Act). To the best of the knowledge and belief of the PlusNet Directors (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The availability of the Offer to Overseas PlusNet Shareholders may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements. Further details in relation to Overseas PlusNet Shareholders will be contained in the Offer Document.


The Offer will be governed by English law and will be subject to the jurisdiction of the English courts. The Offer will be subject to the applicable requirements of the City Code.


Appendix I sets out the conditions of and certain further information about the Offer. Appendix II contains source notes relating to certain information contained in this Announcement. Certain terms used in this Announcement are defined in Appendix III.


The full terms of the Offer will be set out in the Offer Document and the Form of Acceptance, which will both be posted to PlusNet
Shareholders within 28 days of the date of this Announcement.

Enquiries:


BT                                             Tel: +44 (0) 20 7356 5000
Paul Ringham

Rothschild                                     Tel: +44 (0) 20 7280 5000
(Financial adviser to BT)
Warner Mandel
Chris M Brooks

PlusNet                                        Tel: +44 (0) 114 220 0012
Lee Strafford
Neil Comer

Bridgewell                                     Tel: +44 (0) 20 7003 3000
(Financial adviser and stockbroker to
PlusNet)
Shaun Dobson
Xavier de Mol

Smithfield                                     Tel: +44 (0) 207 903 0676
(Public relations adviser to PlusNet)
Sara Musgrave


Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BT and no-one else in connection with the Offer and will not be responsible to anyone other than BT for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.


Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for PlusNet and no-one else in connection with the Offer and will not be responsible to anyone other than PlusNet for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.


This Announcement is not intended to and does not constitute, or form any part of, an offer or an invitation to purchase or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely through the Offer Document, an advertisement to be placed in a national newspaper in the UK and the Form of Acceptance. BT intends to dispatch such documents to PlusNet Shareholders (and, for information only, to PlusNet Optionholders) and place such advertisement shortly. The Offer Document and the Form of Acceptance will together contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to overseas persons. Overseas persons, or persons who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable legal and regulatory requirements. The Offer Document will be available for public inspection in the United Kingdom.


Unless otherwise determined by BT, the Offer will not be made, directly or indirectly, in or into the United States or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile, internet, email or other electronic transmission, telex or telephone) of inter-state or foreign commerce of, or any facility of a national, state or other securities exchange of, the United States, nor will it be made directly or indirectly in or into Canada, Japan or any Prohibited Jurisdiction, and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Japan or any Prohibited Jurisdiction. Accordingly, copies of this Announcement are not being, will not be and must not be, directly or indirectly, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction, and persons receiving this Announcement (including without limitation, custodians, nominees and trustees) must not mail, forward, distribute or send it in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Any persons (including custodians, nominees and trustees) who are overseas persons or who would, or otherwise intend to, mail or otherwise forward, transmit, distribute or send this Announcement, the Offer Document, the Form of Acceptance or any related document outside the United Kingdom or to any overseas person should seek appropriate advice before doing so. Further details in relation to Overseas PlusNet Shareholders will be contained in the Offer Document.


Cautionary statement regarding forward-looking statements


This Announcement contains statements about BT and PlusNet (and their respective groups and/or subsidiary undertakings) that are or may be forward-looking statements. All statements other than statements of historical facts included in this Announcement may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of BT's or PlusNet's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on BT's or PlusNet's business. These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of BT or of PlusNet. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on any forward-looking statement, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to BT, PlusNet or any members of their respective groups or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in this document are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements.


Dealing disclosure requirements


Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of PlusNet, all 'dealings' in any 'relevant securities' of PlusNet (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptance, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of PlusNet they will be deemed to be a single person for the purpose of Rule 8.3 of the City Code.


Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of PlusNet by BT or PlusNet or by any of their respective 'associates' must be disclosed by no later than noon (London time) on the London business day following the date of the relevant transaction.


A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.


'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.


Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8 of the City Code, you should consult the Panel.

                                   APPENDIX I


          CONDITIONS AND PRINCIPAL FURTHER INFORMATION ABOUT THE OFFER

                                     Part A

                            Conditions of the Offer

The Offer is subject to the following conditions:

valid acceptances being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. on the first closing date of the Offer (or such later time(s) and/or date(s) as BT may, with the consent of the Panel or in accordance with the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as BT may decide) of the PlusNet Shares to which the Offer relates, provided that this condition will not be satisfied unless BT and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, PlusNet Shares carrying, in aggregate, more than 50 per cent. of the voting rights then exercisable at general meetings of PlusNet, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any PlusNet Shares which are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise and for this purpose:

the expression "PlusNet Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act; and

shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue;

to the extent that the acquisition of PlusNet Shares would give rise to a relevant merger situation within the meaning of section 23 of the Enterprise Act 2002, the Office of Fair Trading in the United Kingdom indicating in terms reasonably satisfactory to BT that it does not intend to refer the Acquisition, or any matter arising therefrom or in connection therewith, to the Competition Commission in the United Kingdom;

the Irish Competition Authority having indicated in terms reasonably satisfactory to BT that it has determined that the proposed acquisition of PlusNet by BT may be put into effect or all applicable periods during which the Irish Competition Authority has the power to issue a clearance or prohibition decision having elapsed without the Irish Competition Authority having adopted such decision;

no Relevant Authority having decided to take, institute, implement or threaten any action, suit, proceeding, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision or order or required any action to be taken or information to be provided or otherwise having taken or refrained from having taken any other action, and there not continuing to be in force any statute, regulation, rule, order or decision that, in any such case, will or may reasonably be expected to:

make the Offer or its implementation or the acquisition or proposed acquisition by BT (or any other member of the Wider BT Group) of any PlusNet Shares or control or management of PlusNet or any member of the Wider PlusNet Group void, voidable, unenforceable or illegal under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit or delay, or impose additional or amended conditions or obligations with respect to, or otherwise challenge or interfere with, any of the foregoing; or

require, prevent, delay, restrict, or alter the proposed terms for the divestiture by any member of the Wider BT Group or any member of the Wider PlusNet Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct or to own, use or operate all or any part of the respective businesses, assets or properties owned by, or the use or operation of which is enjoyed by, any of them, or result in any of them ceasing to be able to carry on business, or being restricted in its carrying on of business, under any name under which it currently does so; or

impose any limitation on the ability of any member of the Wider BT Group or any other member of the Wider PlusNet Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership of shares or other securities (or the equivalent) in any member of the Wider PlusNet Group or any other member of the Wider BT Group, or to exercise management or voting control over any other member of the Wider PlusNet Group or any member of the Wider BT Group; or

require any member of the Wider BT Group or any member of the Wider PlusNet Group to acquire, or to offer to acquire, any shares or other securities or indebtedness (or the equivalent) in or of any member of the Wider BT Group or any member of the Wider PlusNet Group or any shares or other securities or indebtedness (or the equivalent) in or of, or any asset owned by, any other person, or to dispose of or repay, or to offer to dispose of or repay, any shares or other securities or indebtedness (or the equivalent) in or of, or any asset owned by, any member of the Wider BT Group or any member of the Wider PlusNet Group; or

impose any limitation on the ability of any member of the Wider BT Group or any member of the Wider PlusNet Group to integrate its business, or any part of it, with any business of any member of the Wider BT Group or any member of the Wider PlusNet Group to an extent which is material to BT in the context of the Offer or, as the case may be, in the context of the Wider PlusNet Group taken as a whole; or

otherwise adversely affect the business, assets, financial or trading position or profits, prospects or value of any member of the Wider PlusNet Group or any member of the Wider BT Group to an extent which is material to BT in the context of the Offer or, as the case may be, in the context of the Wider PlusNet Group taken as a whole; or

result in any member of the Wider BT Group or any member of the Wider PlusNet Group ceasing to be able to carry on business under any name under which it currently does so,

and all applicable waiting and other time periods during which any Relevant Authority could decide to take, institute, implement or threaten any such action, suit, proceeding, investigation, enquiry or reference having expired, lapsed or been terminated;

all filings which BT reasonably considers necessary having been made and all statutory or regulatory obligations in any jurisdiction having been complied with, and all appropriate waiting or other time periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition or proposed acquisition of any PlusNet Shares, or of control or management of PlusNet (or any other member of the Wider PlusNet Group) by BT (or any other member of the Wider BT Group), and all Relevant Authorisations reasonably deemed by BT (or any other member of the Wider BT Group) to be necessary or appropriate for, or in respect of, the Offer or any acquisition or proposed acquisition of any PlusNet Shares, or of control or management of PlusNet (or any other member of the Wider PlusNet Group), by BT (or any other member of the Wider BT Group) or to permit or enable BT (or any other member of the Wider BT Group) to carry on the business of any member of the Wider PlusNet Group having been obtained in terms and in a form satisfactory to BT acting reasonably, from all appropriate Relevant Authorities and from all appropriate persons, authorities or bodies with whom any member of the Wider BT Group or any member of the Wider PlusNet Group has entered into contractual arrangements, and all such Relevant Authorisations remaining in full force and effect, and there being no notice or intimation of any intention to revoke, modify, restrict, suspend or not to renew any of them;

save as Disclosed, there being no provision of any Relevant Instrument which, in consequence of the making or implementation of the Offer, the acquisition or proposed acquisition by any member of the Wider BT Group of any PlusNet Shares or any change in the control or management of PlusNet or any other member of the Wider PlusNet Group, or otherwise, provides for, or will or may reasonably be expected to, result in any of the following in each case to an extent which is material to BT in the context of the Offer or, as the case may be, in the context of the Wider PlusNet Group taken as a whole:

any money borrowed by, or any other indebtedness (actual or contingent) of, any member of the Wider PlusNet Group being or becoming repayable or capable of being declared repayable immediately or prior to their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited; or

the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider PlusNet Group or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

any Relevant Instrument or any right, liability, obligation, interest or business of any member of the Wider PlusNet Group under such Relevant Instrument (or any related arrangement) being terminated or modified or affected, or any action being taken, or any obligation arising, under any Relevant Instrument; or

any asset or right (including, without limitation, intellectual property rights) or interest of, or any asset or right the use or operation of which is enjoyed by, any member of the Wider PlusNet Group being or falling to be disposed of other than in the ordinary course of business, or charged, or ceasing to be available to any such member, or any right arising under which any such asset or interest or such right will or could be required to be disposed of or charged, or will or could cease to be so available; or

the interest or business of any member of the Wider PlusNet Group in or with any company, firm, body or person, or any arrangements relating to any such interest or business, being terminated or adversely modified or affected; or

the creation of liabilities, whether actual or contingent, of any member of the Wider PlusNet Group, or the business, assets, financial or trading position or profits, prospects or value of any member of the Wider PlusNet Group being prejudiced or adversely affected; or

any member of the Wider PlusNet Group or any member of the Wider BT Group being required to acquire, or to offer to acquire, any shares or other securities or indebtedness (or the equivalent) in or of any member of the Wider PlusNet Group or any member of the Wider BT Group or any shares or other securities or indebtedness (or the equivalent) in or of, or any asset owned by, any other person or to dispose of or repay, or to offer to dispose of or repay, any shares or other securities or indebtedness (or the equivalent) in or of, or any asset owned by, any member of the Wider PlusNet Group or any member of the Wider BT Group, and no event having occurred which, under any provision of any Relevant Instrument, would or could reasonably be expected to result in any of the events or circumstances referred to in sub-paragraphs 6(a) to 6(g) (inclusive) of this paragraph 6 in each case to an extent which is material to BT in the context of the Offer or, as the case may be, in the context of the Wider PlusNet Group taken as a whole;

save as Disclosed, no member of the Wider PlusNet Group having, since 31 December 2005:

made any alteration to its memorandum or articles of association or other constitutional document which is or could reasonably be considered to be material; or

recommended, declared, paid or made, or proposed the recommendation, declaration, paying or making of, any dividend, bonus issue or other distribution, whether in cash or otherwise (other than to PlusNet or a wholly-owned subsidiary of PlusNet); or

issued or agreed to issue, or authorised or proposed the issue of, additional shares of any class, or of securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or securities or any loan capital (other than issues to PlusNet or a wholly-owned subsidiary of PlusNet, and save for PlusNet Shares allotted on the exercise of any options granted under the PlusNet Share Option Schemes and Disclosed) or redeemed, purchased or reduced, or authorised or proposed the redemption, purchase or reduction of any part of its share capital; or

(other than to PlusNet or a wholly-owned subsidiary of PlusNet) issued, authorised or proposed the issue of any debentures or securities or incurred or, save in the ordinary course of business, incurred or increased any indebtedness or contingent liability; or

entered into, varied, implemented, or authorised, proposed or announced its intention to enter into, vary or implement, any contract, scheme, transaction, commitment or other arrangement which is outside the ordinary course of trading or which is, will or could be restrictive on the business of any member of the Wider BT Group or any member of the Wider PlusNet Group or which involves or will or could involve an obligation of a loss making, long term, onerous or unusual nature or magnitude; or

authorised, proposed or effected any merger, demerger, reconstruction or amalgamation, or any acquisition or disposal or transfer of, or any charge or security interest or other encumbrance in respect of, any asset or any right, title or interest in any share or asset (other than in the ordinary course of trading); or

authorised, proposed or effected any mortgage, charge, grant of security interest or other third party right or encumbrance over any asset or any right, title or interest in any shares or other asset (other than in the ordinary course of trading); or

entered into, or varied (other than in respect of increases in remuneration required under the terms of the relevant agreement) the terms of, any service contract or agreement or other arrangement with any of the directors, senior executives or senior employees of any member of the Wider PlusNet Group; or

been unable, or threatened in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or a substantial part thereof or ceased or threatened to cease carrying on all or a substantial part of its business; or

taken or proposed any action or had any proceedings instituted, threatened or proposed for its winding-up (voluntarily or otherwise), dissolution or reorganisation (save for any such winding-up or dissolution whilst solvent) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar or analogous officer of all or any of its assets or revenues or for any similar or analogous matters in any jurisdiction; or

waived or compromised any claim, other than in the ordinary course of business which in any case is material in the context of the Wider PlusNet Group taken as a whole; or

entered into any commitment, agreement or arrangement, or passed any resolution or made any offer, with respect to, or announced an intention to effect or to propose, any of the transactions, matters or events referred to in this paragraph 7;

save as Disclosed, since 31 December 2005:

no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits, prospects or value of any member of the Wider PlusNet Group which is material in the context of the Wider PlusNet Group taken as a whole;

no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider PlusNet Group is or may become a party (whether as a claimant, defendant or otherwise), and no investigation or enquiry by, or complaint or reference to, any Relevant Authority against or in respect of any member of the Wider PlusNet Group, having been instituted, announced or threatened or remaining outstanding which is material in the context of the Wider PlusNet Group taken as a whole;

no steps having been taken which will result in, or could reasonably be expected to result in, the withdrawal, cancellation, termination or adverse modification of any licence or permit held by any member of the Wider PlusNet Group which is material in the context of the Wider PlusNet Group taken as a whole; and

no contingent or other liability having arisen or increased or become apparent to BT which might be likely adversely to affect any member of the Wider PlusNet Group which is material in the context of the Wider PlusNet Group taken as a whole; and

BT not having discovered, except as Disclosed:

that any financial or business or other information concerning the Wider PlusNet Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider PlusNet Group, or disclosed at any time by or on behalf of any member of the Wider PlusNet Group in writing in connection with the Offer to any member of BT Group or its agents or advisers, is misleading or contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading; or

any information which materially affects the import of any such information as is mentioned in sub-paragraph 9(a) of this paragraph9; or

any circumstance exists whereby a person or class of persons would be likely to have any claim or claims against any past or present member of the Wider PlusNet Group which claim or claims would be likely to be material in the context of the Wider PlusNet Group taken as a whole; and

save as Disclosed, BT not having discovered any of the following matters:

that there has been any release, emission, disposal, spillage or leak of any waste or hazardous substance or any substance likely to impair the environment or harm human health on or about or from any property or water now or previously owned, occupied, used or controlled by any past or present member of the Wider PlusNet Group (whether or not constituting a non-compliance by any person with any applicable law, statute, ordinance or any regulation, rule or other requirement of any Relevant Authority) and, in any such case, will or would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider PlusNet Group which is material in the context of the Wider PlusNet Group taken as a whole; or

that any past or present member of the Wider PlusNet Group has committed any violation of any applicable laws, statutes or ordinances, or any regulations, rules or other requirements of any Relevant Authority relating to the disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters which is material in the context of the Wider PlusNet Group taken as a whole; or

that there is, or is reasonably likely to be, any liability (actual or contingent) which is material in the context of the Wider PlusNet Group taken as a whole on any member of the Wider PlusNet Group to make good, repair, reinstate or clean up any property or water now or previously owned, occupied or used or controlled by any past or present member of the Wider PlusNet Group under any environmental legislation, regulation, notice, circular, order or requirement of any Relevant Authority.

For the purposes of the above conditions:

Disclosed means:

(a) expressly disclosed in the annual report and accounts of PlusNet for the year ended 31 December 2005;

(b) expressly disclosed in the interim announcement of the results of PlusNet in respect of the six months ended 30 June 2006;

(c) expressly disclosed in any other public announcement made by PlusNet via a Regulatory Information Service in the period commencing on 30 June 2006 and ending on the Business Day immediately preceding the date of this Announcement; or

(d) as otherwise fairly disclosed in writing by or on behalf of PlusNet to BT in connection with the Offer prior to the date of this Announcement

Relevant Authorisation means a material authorisation, order, grant, recognition, confirmation, determination, consent, licence, clearance, permission, allowance or approval

Relevant Authority means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body or authority, any trade agency, any court or tribunal and any association, institution or other person or body whatsoever, in each case in any jurisdiction

Regulatory Information Service has the meaning given to that expression in the AIM Rules

Relevant Instrument means any agreement, arrangement, licence, permit, lease or other instrument or obligation to which any member of the Wider PlusNet Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject substantial interest means, in relation to an undertaking, an interest, direct or indirect, in 20 per cent. or more of the voting rights exercisable in relation to the undertaking or in the capital or of any class of capital of such undertaking

Wider PlusNet Group means PlusNet and its subsidiary undertakings, associated undertakings and any other undertakings in which PlusNet and such undertakings (aggregating their interests) have a substantial interest

Wider BT Group means BT Group plc and its subsidiary undertakings, associated undertakings and any other undertaking in which BT Group plc and such undertakings (aggregating their interests) have a substantial interest

BT reserves the right to waive all or any of the above conditions in whole or in part, except the conditions set out in paragraphs 1 and 3 above. BT shall be under no obligation to waive or treat as satisfied any of the other conditions by a date earlier than the latest date specified below for the satisfaction thereof (or, if no such date is specified, the date when the Offer, if such be the case, shall become or be declared unconditional in all respects) notwithstanding that the other conditions of the Offer may, at an earlier date, have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any of such conditions may not be capable of fulfilment.

The Offer will lapse unless the conditions set out above (other than the conditions set out in paragraphs 1 and 3 above) are fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by BT to be or to remain satisfied no later than midnight on the 21stday after the later of the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional as to acceptances, or such later date as the Panel may agree.

If BT is required by the Panel to make an offer for PlusNet Shares under the provisions of Rule 9 of the City Code, BT may make such alterations to any of the conditions (including, without limitation, the conditions set out in paragraphs 1 and 3 above) or any of the terms of the Offer as are necessary to comply with the provisions of that Rule.




                                     Part B

                              Further information

Further details of the Offer

The formal Offer by BT will be subject to the terms and conditions as set out in this Appendix I and as will be set out in the Offer Document and, in the case of PlusNet shares held in certificated form, the accompanying Form of Acceptance, or as may be required to comply with the provisions of the City Code.

The Offer will extend to any PlusNet Shares unconditionally allotted or issued while the Offer remains open for acceptance (or before such earlier date as BT may, subject to the City Code, decide, not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Offer), whether pursuant to the PlusNet Share Option Schemes or otherwise.

The PlusNet Shares are to be acquired fully paid and free from all liens, charges and encumbrances, rights of pre-emption and any other third party rights or interests and together with all rights attaching thereto, including the right to receive and retain all dividends or other distributions declared, paid or made on or after the date of this announcement.

The Offer will lapse if the Acquisition is referred to the Competition Commission in the United Kingdom before 1.00 p.m. on the first closing date of the Offer or the time and date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer lapses, the Offer will cease to be capable of further acceptance and accepting PlusNet Shareholders and BT will thereupon cease to be bound by any Form of Acceptance or electronic acceptance submitted before the time when the Offer lapses.

Overseas PlusNet Shareholders

The making of the Offer to Overseas PlusNet Shareholders may be prohibited or affected by the laws of the relevant overseas jurisdictions. Such Overseas PlusNet Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Overseas PlusNet Shareholder wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, compliance with other formalities needing to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such Overseas PlusNet Shareholder will be responsible for payment of any issue, transfer or other taxes, duties or other requisite payment(s) due in such jurisdiction(s) by whomsoever payable, and BT (and any person acting on its behalf) shall be entitled to be fully indemnified and held harmless by such Overseas PlusNet Shareholder for any issue, transfer or other taxes or duties or other requisite payments as BT or any person acting on behalf of BT may be required to pay in respect of the Offer insofar as they relate to such Overseas PlusNet Shareholder.

This Announcement is not an offer of securities for sale or purchase in the United States, Canada, Japan or any Prohibited Jurisdiction. The Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national, local or other securities exchange of, the United States, Canada, Japan or any Prohibited Jurisdiction, and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means or instrumentality or facilities or from or within the United States, Canada, Japan or any Prohibited Jurisdiction.

Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this document, the Offer Document, the Form of Acceptance or any related document to any jurisdiction outside the United Kingdom or to any overseas person should seek appropriate advice before taking any action.


                                  APPENDIX II


                        BASES AND SOURCES OF INFORMATION


The maximum value placed by the Offer on the entire issued and to be issued ordinary share capital of PlusNet, and other statements made in this Announcement by reference to the issued share capital of PlusNet, are based upon 29,736,181 PlusNet Shares being in issue on 15 November 2006 and the approximately 2.0 million PlusNet Shares that may be issued on exercise of, or pursuant to, options or conditional share awards under the PlusNet Share Option Schemes where the exercise price (if any) is below 210 pence.




                                  APPENDIX III


                                  DEFINITIONS


The following definitions apply throughout this Announcement, unless the context requires otherwise:

"Acquisition"        the proposed acquisition by BT of PlusNet pursuant
                     to the Offer


"AIM" the market of that name which is operated by the London Stock Exchange


"AIM Rules"          the rules applicable to companies whose shares are
                     traded on AIM published by the London Stock
                     Exchange as amended from time to time


"Bridgewell"         Bridgewell Limited, financial adviser to PlusNet


"BT"                 British Telecommunications plc


"BT Board"           the board of directors of BT


"BT Director"        a director of BT


"BT Group"           BT Group plc and its subsidiary undertakings


"BT Retail"          the division of the BT Group known as "BT Retail"


"Business Day"       a day, not being a public holiday, Saturday or
                     Sunday, on which clearing banks in London are open for normal business


"Canada" Canada, its possessions and territories and all areas subject to its jurisdiction and any political sub-division thereof


"City Code"          The City Code on Takeovers and Mergers


"Closing Price"      the closing middle market quotation of a PlusNet
                     Share as derived from the AIM appendix to the Daily
                     Official List


"Companies Act"      the Companies Act 1985, as amended


"Competing Offer"    an offer made or to be made by a third party for
                     all or the majority of the ordinary share capital of PlusNet or any other proposal made or to be made by a third party having substantially the effect of a merger of PlusNet into or with any other entity


"CREST"              the relevant system (as defined in the CREST
                     Regulations) in respect of which CrestCo Limited is the Operator (as defined in the CREST Regulations)


"CREST Regulations"  the Uncertificated Securities Regulations 2001 (SI
                     2001/3755), as amended


"Daily Official      the Daily Official List published by the London
List"                Stock Exchange


"Form of             the form of acceptance and authority which will
Acceptance"          accompany the Offer Document


"in certificated     a share or other security which is not in
form"                uncertificated form (that is, not in CREST)


"in uncertificated   recorded on the relevant register of the share or
form"                security concerned as being held in uncertificated
                     form in CREST, and which, by virtue of the CREST
                     Regulations, may be transferred by means of CREST


"ISP"                internet service provider


"Japan" Japan, its possessions and territories and all areas subject to its jurisdiction and any political sub-division thereof


"Listing Rules"      the rules and regulations made by the Financial
                     Services Authority in its capacity as the UK
                     Listing Authority under the Financial Services and
                     Markets Act 2000 and contained in the UK Listing
                     Rules publication of the same name


"LLU"                local loop unbundling


"London Stock        London Stock Exchange plc
Exchange"


"Offer" the recommended offer to be made by BT for the PlusNet Shares (other than any PlusNet Shares held by BT) on the terms and subject to the conditions described in this Announcement and to be set out in the Offer Document and the Form of Acceptance (including, where the context so requires, any subsequent revision, variation, renewal or extension thereof)


"Offer Document"     the formal offer document to be sent to PlusNet
                     Shareholders containing the Offer


"Offer Value"        the aggregate cash value of the total consideration
                     payable by BT to PlusNet Shareholders pursuant to the terms of the Offer


"overseas person"    any person who is not resident in the United
                     Kingdom, or who is a citizen, resident or national of a jurisdiction outside the United Kingdom, or who is a nominee of, or custodian or trustee for, any citizen(s), resident(s) or national(s) of any country other than the United Kingdom


"Overseas PlusNet    a PlusNet Shareholder who is an overseas person
Shareholder"


"Panel"              The Panel on Takeovers and Mergers


"PlusNet"            PlusNet plc


"PlusNet Board"      the board of directors of PlusNet


"PlusNet Director"   a director of PlusNet


"PlusNet Group"      PlusNet and its subsidiary undertakings


"PlusNet             holders of options or awards under the PlusNet
Optionholders"       Share Option Schemes


"PlusNet Share(s)"   the existing issued and paid (or credited as fully
                     paid) ordinary shares of 0.2 pence each in the capital of PlusNet and any further such shares which are unconditionally allotted or issued
                     (including pursuant to the exercise of options granted under the PlusNet Share Option Schemes) after the date hereof and before the Offer ceases to be open for acceptance (or before such other time as BT may decide in accordance with the terms and conditions of the Offer)


"PlusNet             the holders of PlusNet Shares
Shareholders"


"PlusNet Share       means:
Option Schemes"

                     the PlusNet EMI Share Option Scheme (2004);

                     the PlusNet Performance Related Share Option Scheme
                     (2004); and

                     the PlusNet Performance Share Plan (2005)


"Prohibited          any jurisdiction where local laws or regulations
Jurisdiction"        may result in a significant risk of civil,
                     regulatory or criminal exposure or prosecution if information concerning the Offer is sent or made available to PlusNet Shareholders in that jurisdiction


"relevant            as defined by the City Code
securities"


"Rothschild"         NM Rothschild & Sons Limited, financial adviser to
                     BT and BT Group plc


"subsidiary",        shall be construed in accordance with the Companies
"subsidiary          Act
undertaking",
"associated
undetaking" or
"undertaking"


"Substantial         a transaction which constitutes a class 1
Transaction"         transaction or reverse takeover in relation to
                     PlusNet for the purpose of chapter 10 of the Listing Rules (ignoring any waiver or relaxation of the rules in that chapter and also ignoring the fact that PlusNet is not subject to the Listing
                     Rules)


"United Kingdom" or  the United Kingdom of Great Britain and Northern
the "UK"             Ireland and its dependent territories


"United States"      the United States of America, its possessions and
                     territories, all areas subject to its jurisdiction or any sub-division thereof, any state of the United States of America and the District of Columbia


"Workplace"          PlusNet's in-house developed operational system

Enclosure 11

Thursday 16 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 282.49 pence per share.
The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 330,057,062 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,310,265,586.

Enclosure 12


Friday 17 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 282.65 pence per share.
The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 331,057,062 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,309,265,586.



                                  --: ends :--

Enclosure 13


Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such other jurisdiction.


ANNOUNCEMENT

FOR IMMEDIATE RELEASE

17 November 2006

RECOMMENDED CASH OFFER FOR PLUSNET PLC ("PLUSNET") BY BRITISH TELECOMMUNICATIONS PLC ("BT"), A SUBSIDIARY OF BT GROUP PLC

Further to the announcement made on 16 November 2006 regarding BT's firm intention to make an offer for the entire issued and to be issued share capital of PlusNet ("the Offer"), BT announces that the offer document containing the full terms and conditions of the Offer (the "Offer Document") has today been posted to PlusNet Shareholders, together with the Form of Acceptance.

The Offer will be open for acceptance until 1.00 p.m. on 8 December 2006.

A copy of the Offer Document is available for inspection (during normal business hours on any business day) at the offices of Addleshaw Goddard LLP at 150 Aldersgate Street, London EC1A 4EJ throughout the Offer Period.

Terms defined in the Offer Document have the same meaning in this announcement.

Enquiries:

BT                                      Tel: +44 (0) 20 7356 5000
Paul Ringham

Rothschild                              Tel: +44 (0) 20 7280 5000
(Financial adviser to BT)
Warner Mandel
Chris M Brooks

The directors of BT accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of BT, who have taken all reasonable care to ensure that such is the case, the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BT and no-one else in connection with the Offer and will not be responsible to anyone other than BT for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

This Announcement is not intended to and does not constitute, or form any part of, an offer or an invitation to purchase or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely through the Offer Document, an advertisement to be placed in a national newspaper in the UK and the Form of Acceptance. BT intends to dispatch such documents to PlusNet Shareholders (and, for information only, to participants in the PlusNet Share Option Schemes) and place such advertisement shortly. The Offer Document and the Form of Acceptance will together contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to overseas persons. Overseas persons, or persons who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable legal and regulatory requirements. The Offer Document will be available for public inspection in the United Kingdom.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, internet, email, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, the United States, Canada, Japan or any Prohibited Jurisdiction and, subject to certain exceptions the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Japan or any Prohibited Jurisdiction. Accordingly, copies of the Offer Document, the Form of Acceptance and any related or accompanying document are not being, and must not be, directly or indirectly, mailed, distributed, forwarded, transmitted, or otherwise sent, in whole or in part, in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction, and persons receiving this Announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail, transmit, forward or send them or any of them in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Persons receiving the Offer Document, the Form of Acceptance or any related or accompanying document (including custodians, nominees and trustees) should not distribute, mail, transmit, forward or send them or any of them in, into or from the United States, Canada, Japan or any prohibited Jurisdiction or use such mails or any such means, instrumentality or facility for any purpose related to the Offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of PlusNet, all 'dealings' in any 'relevant securities' of PlusNet (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptance, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of PlusNet they will be deemed to be a single person for the purpose of Rule 8.3 of the City Code.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of PlusNet by BT or PlusNet or by any of their respective 'associates' must be disclosed by no later than noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8 of the City Code, you should consult the Panel.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 20 November, 2006